

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2024

Ronald Glibbery
Chief Executive Officer
Peraso Inc.
2309 Bering Drive
San Jose, CA 95131

      Re: Peraso Inc.
          Registration Statement on Form S-3
          Filed December 3, 2024
          File No. 333-283573

Dear Ronald Glibbery:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Erin Donahue at 202-551-6063 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing